SAMSUNG ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

April 13, 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

SUPPL

Re : Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen :

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

Very truly yours,

Hyo Jung Lim

Manager
Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7531
Fax) 82-2-727-7427
Email) hj4.lim@samsung.com

4/19

SAMSUNG ELECTRONICS

April 13, 2007

Disposal of Securities of Affiliate

On April 13, 2007, the BOD of Samsung Electronics authorized the disposal of securities of its affiliate, Samsung Card. It decided to participate in the disposal of securities as Samsung Card becomes a listed company.

- Purpose : to secure the investment resources and to realize profits
- Number of shares to be disposed : the maximum 6.3 million
- Number of shares currently holding : 46.5 million (46.85% of shareholding ratio)
- Number of shares to be held after disposal : around 40.2 million (40.55% of shareholding ratio)

- The final public offering price will be decided based on demand forecasting before listing.

END